UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-13183

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Roberts Realty Investors, Inc.

Full Name of Registrant

375 Northridge Road, Suite 330

Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30350

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Roberts Realty Investors, Inc. (the “Company”) owns and manages its real estate assets as a self-administered, self-managed equity real estate investment trust, or REIT. During the course of the Company’s pursuit of strategic alternatives as described in its previous SEC filings, an error was discovered in the calculation of the 95% gross income test for purposes of its qualification as a REIT under the Internal Revenue Code in the tax year ending December 31, 2009. As a result, the Company’s board of directors, including its audit committee, concluded on November 17, 2014 that the Company has failed to qualify to be taxed as a REIT for federal, state and local income tax purposes in the tax year ending December 31, 2009 and for the periods since that date, and, accordingly, the Company’s previously issued financial statements included in its SEC filings after December 31, 2008 should no longer be relied upon. With the assistance of its independent accountants, the Company is in the process of determining the effect of its failure to qualify as a REIT during those periods on the Company’s previously filed historical financial statements and on its interim financial statements for the three and nine month periods ended September 30, 2014. When the Company completes that determination, the Company will disclose it publicly and make any required SEC filings, including the quarterly report on Form 10-Q to which this Form 12b-25 relates.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony W. Shurtz	(770)	394-6000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Roberts Realty Investors, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2014	By:	/s/ Anthony W. Shurtz
Anthony W. Shurtz, Chief Financial Officer